SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 26, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date     January 26, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY A TISSUE MACHINE TO FABRICA DE PAPEL SAN FRANCISCO IN MEXICO

(Helsinki, Finland, January 26, 2005 – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Paper will supply a tissue machine to Fabrica De Papel San Francisco S.A. de C.V., in Mexicali, Mexico. The tissue production line will start up in the third quarter of 2006. The value of the order is not disclosed.

The machine to be delivered will represent the Advantage DCT concept, which is Metso Paper’s newest, and cost-efficient tissue machine concept specifically designed for emerging markets. The design speed of the 2.6-m-wide tissue machine is 2,200 m/min.

The new tissue line will use 100 per cent recycled fiber as raw material. The machine will produce 30,000 tons per year dry crepe tissue, which will be used in bathroom tissue, napkins and towels.

Fabrica De Papel San Francisco operates currently two tissue production lines and converting facilities delivering tissue products for the Mexican market.

The Mexican tissue production amounted to approx. 760,000 tons in 2003. During the previous four years the annual production growth has been approx. 4 per cent. The Mexican tissue producers mainly serve the domestic market.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Per Eiritz, President, Metso Paper Karlstad AB, tel. +46 54 17 14 94,
mobile +46 70 517 14 94

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.